1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

February 11, 2011

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Trust” or “Registrant”)
File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In a December 22, 2010 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 23 (“PEA 23”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on November 9, 2010. PEA 23 was filed to register the PIMCO Global Advantage Inflation-Linked Bond Strategy Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectus

Comment 1: Risk/Return Summary—Principal Investment Strategies: Revise this section to clarify that the Fund will invest a “significant amount of its assets outside the United States” and disclose how the Fund defines “significant amount” in this context. For example, the Fund could disclose that it will invest 40% of its assets outside the United States or that it will invest in countries other than the United States in accordance with the weighting of an applicable index or benchmark.

Response: Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.1 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the SEC and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA   Beijing  Hong Kong

Brion R. Thompson
February 11, 2011

in securities of issuers in at least three different countries (which may include the United States).2 Accordingly, the Registrant believes the Fund’s current disclosure regarding the number of countries in which it will invest is sufficient.3

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.4 Furthermore, the application of a particular quantified percentage test to a Fund (i.e., 40% of assets) would result in disparate treatment of the Fund as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “global” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

Comment 2: Risk/Return Summary—Fee Table: Footnote 1 to the Fee Table states “‘Other Expenses’ reflect estimated organizational expenses for the Fund’s first fiscal year.” Form N-1A Item 3 Instruction 6(a) states “[d]isclose in a footnote to the table that ‘Other Expenses’ are based on estimated amounts for the current fiscal year.” Accordingly, Instruction 6(a) only permits or requires a footnote indicating “Other Expenses” are estimated, not a reference to “Other Expenses” relating to organizational expenses. Revise footnote 1 accordingly.

Response: As indicated by the Staff’s comment, Form N-1A specifically permits or requires a New Fund (as defined by Instruction 6 to Item 3), such as the Fund, to include a footnote to its Fee Table indicating that “Other Expenses” are estimated for the current fiscal year. Therefore, the Registrant understands the Staff’s comment as a request to delete the word “organizational” from the current footnote so that the footnote only indicates “Other Expenses” are estimated without providing further detail regarding the nature of the “Other Expenses” (i.e., without including the word “organizational”).

[2]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

[3]

For example, the Fund’s Principal Investment Strategies section states that the Fund will invest in securities or instruments that are economically tied to at least three countries (one of which may be the United States).

[4]	See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.”

Brion R. Thompson
February 11, 2011

Unlike many other fund complexes, the Fund has a “unified fee” structure wherein the Fund pays a single fixed fee to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified management fee is described in the Fund’s statutory prospectus and disclosed in the Management Fee line item of the Fee Table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under a fixed fee. Accordingly, the Registrant believes that investors in other series of the Registrant have come to expect a total expense ratio from year to year that is typically fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the Fee Table, is organizational expense. 5 As organizational expense by its nature is temporary and is only incurred in connection with the organization of the Fund, the Registrant believes that failure to include a brief explanation that “Other Expenses” relate to organizational expense only, and is therefore temporary, may create investor confusion. The Registrant believes a brief footnote appropriately placed where it is most likely to be read by investors (i.e., immediately adjacent to the Fee Table and expense ratio) is helpful and informative for the average investor, not confusing or burdensome. The Registrant believes this is particularly appropriate in the context of a footnote that is specifically permitted or required by Form N-1A.

Comment 3: Risk/Return Summary—Principal Risks: “Issuer Non-Diversification Risk” is defined as the risks of focusing investments in a small number of “issuers or industries.” Delete references to industries as the name of this principal risk suggests it is limited to issuer non-diversification only. Also, a measure of the Fund’s investment in issuers alone is more consistent with “non-diversified” as such term is used in the Investment Company Act of 1940.

Response: Comment accepted.

Comment 4: Risk/Return Summary—Principal Risks: “Leveraging Risk” includes references to “reverse repurchase agreements” and “loans of portfolio securities,” however, the Fund’s

[5]

Any organizational expense exceeding 0.49 basis points (measured as a percentage of the Fund’s assets) is waived or reimbursed consistent with the terms of the Expense Limitation Agreement between the Fund and PIMCO.

Brion R. Thompson
February 11, 2011

Principal Investment Strategies disclosure does not include discussion of these strategies. Add applicable disclosure to the Principal Investment Strategies section.

Response: The Fund does not intend to use reverse repurchase agreements or securities lending as part of its principal investment strategies in seeking to achieve the Fund’s investment objective. Accordingly, the Registrant does not believe it is appropriate or necessary to include discussion of these techniques in the Fund’s Principal Investment Strategies section. However, the use of these techniques, in addition to other techniques that may be part of the Fund’s principal investment strategies such as forwards, delayed delivery and when-issued transactions, may subject the Fund to leveraging risk. As the Registrant believes this combination of principal and secondary investment techniques may subject the Fund to a principal risk associated with leveraging, the Registrant believes the current disclosure is appropriate as is. The Registrant notes that a more complete discussion of reverse repurchase agreements and securities lending is included in the “Characteristics and Risks of Securities and Investment Techniques” section of the statutory prospectus.

Comment 5: Risk/Return Summary—Principal Risks: The end of this section states “[a]n investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Confirm that the Fund is sold through an insured depository institution. If the Fund is not sold through a depository institution, delete this sentence as it is neither permitted nor required by Form N-1A.

Response: Comment acknowledged. To the best of the Registrant’s knowledge and belief, the Fund’s exchange-listed shares may be sold through an insured depository institution from time to time. Accordingly, the Registrant believes the current disclosure is appropriate as is.

Comment 6: Risk/Return Summary—Performance Information: Delete, or move outside the Risk/Return Summary, the second paragraph disclosing the Fund’s primary and secondary benchmark indexes. This information is neither permitted nor required by Form N-1A Item 4. Also, add disclosure explaining why the secondary benchmark index is used in addition to the broad-based securities market index. See Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response: With regard to the Staff’s comment to add additional disclosure explaining why the secondary benchmark index is used in addition to the broad-based securities market index, the Registrant will add the following sentence, “[t]he Fund believes that the secondary benchmark reflects the Fund’s investment strategy more accurately than the primary benchmark.”

With regard to the Staff’s comment to delete or move the description of the Fund’s benchmark indexes, General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are

Brion R. Thompson
February 11, 2011

“intended to promote effective communication between the Fund and prospective investors.” As you know, Form N-1A defines “appropriate broad-based securities market index” as an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes the Fund’s primary benchmark fits within this broad definition, but that a concise narrative description of the index is “effective communication” within the meaning of the General Instruction. As the Registrant is required to compare the Fund’s performance against the performance of a broad-based securities market index, the Registrant believes it is “effective communication” to concisely describe the index to investors so that investors have the proper context in which to compare the Fund’s performance to that of an unmanaged securities market index. The Registrant believes providing this context through a short description is particularly important for the Fund since the Fund’s investment objective is to seek total return which exceeds that of its benchmark indexes. Moreover, the inclusion of the narrative description, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the Registrant believes the narrative description of the indexes provides helpful, clarifying information for investors.

Comment 7: Investment Adviser/Portfolio Manager: The last sentence of this section relates to the Fund’s performance. Delete or move this sentence to the Risk/Return Summary Performance Information section.

Response: Comment accepted.

Comment 8: Tax Information: Revise this disclosure to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response: The Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.6 In consideration of the Staff’s comment, the Registrant has reviewed its

[6]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Brion R. Thompson
February 11, 2011

current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

Summary Prospectus

Comment 9: To the extent the Fund will file a summary prospectus which incorporates other documents by reference, provide an example of the legend the Fund intends to use at the beginning of the summary prospectus. It is the Staff’s view that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information and Financial Highlights Information, as required by Item 13 of Form N-1A, but not other information from the Fund’s shareholder reports. Furthermore, the Staff believes that there is no need to incorporate by reference Item 13 Financial Highlights into the summary prospectus as such information is more appropriately incorporated into the Statutory Prospectus and/or Statement of Additional Information.

Response: As the Fund is a new series of the Registrant that has not yet commenced operations, the Fund does not currently have a shareholder report to incorporate by reference into the Fund’s summary prospectus. The Registrant intends to use the following legend in the Fund’s initial summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.pimcoetfs.com/library. You can also get this information at no cost by calling 1-888-400-4383 or PIMCO Infolink Audio Response Network at 1-800-987-4626, by visiting www.pimcoetfs.com or by sending an email request to Orders@MySummaryProspectus.com. The Fund’s prospectus and Statement of Additional Information, both dated October 29, 2010, as supplemented, are incorporated by reference into this Summary Prospectus.

The Registrant respectfully notes that the Fund reserves the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

*                    *                     *

Brion R. Thompson
February 11, 2011

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 23 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

February 11, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 23 to the Registrant’s registration statement under the Securities Act of 1933, as filed on November 9, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely, /s/ Peter G. Strelow Peter G. Strelow Vice President

cc:	Douglas P. Dick, Dechert LLP
Adam T. Teufel, Dechert LLP
J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC